Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3Z Page 1 Rule 3.19A.3 Appendix 3Z Final Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of director Michael Spooner Date of last notice 8 January 2019 Date that director ceased to be director 26 September 2023 Part 1 – Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities 356,533 ordinary shares* 100,000 options *Note that 370,076 ordinary shares have been moved from a direct holding to an indirect holding since the last Appendix 3Y lodged by Mr Spooner.

Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Z Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Spooner Super Fund (director’s family trust) Spooner Family Account (directors family trust) Number & class of securities 703,467 ordinary shares 9,000 ordinary shares Part 3 – Director’s interests in contracts Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A No. and class of securities to which interest relates N/A